NEWS RELEASE
Release 08-2005

September 7, 2005		Trading Symbol: WTC:TSX
WTZ: AMEX
For immediate release

WESTERN SILVER PHASE 14 DRILL RESULTS

Infill drilling continues to expand southwest Peñasco zone

VANCOUVER, B.C. Western Silver Corporation today announced Phase 14 assay results (22 holes totaling 13,797 meters) from its wholly-owned Peñasquito silver, gold, zinc and lead property in central Mexico. Phase 14 drilling, as well as previously released Phase 12 and Phase 13 results, will be included in the feasibility study due to be released early in the fourth quarter of this calendar year. The Phase 15 program is underway, with continued infill drilling at Peñasco and testing of geophysical anomalies around the Peñasco and Chile Colorado deposits. The results of the drilling from Phases 12, 13 & 14 will significantly improve our understanding of the Peñasco resource. In particular the results extend the mineralization to zones previously assumed to be unmineralized and increase the confidence level in other mineralized zones. This is expected to increase the reserve tonnages for the feasibility study.

The five holes drilled in the southwest Peñasco zone (WC-264, WC-268, WC-274, WC-276 and WC-278) all intersected thick intervals of gold, silver, lead and zinc mineralization. WC-264, an infill hole drilled due north at –60 degrees between holes WC-244 and WC-249, intersected 672 meters beginning at 84 meters averaging 1.12 g/t gold, 32 g/t silver, 0.27 % lead and 0.80 % zinc. Included within this intercept is a 114 meter zone beginning at 364 meters averaging 4.11 g/t, 74 g/t silver, 0.52 % lead and 2.04 % zinc. WC-276, drilled to the west at -60 degrees, is continuously mineralized from 46 meters to hole bottom, including a 648 meter interval starting at 102 meters that averages 0.88 g/t gold, 35 g/t silver, 0.38% lead and 0.99% zinc. Hole WC-268, the most southerly hole drilled at Peñasco to date, was drilled due north at –60 degrees and intersected 390 meters beginning at 212 meters that averages 1.42 g/t gold, 48 g/t silver, 0.11% lead and 1.9% zinc. Six other infill holes (WC-259, WC-260, WC-265, WC-266 WC-271 and WC-273) were completed within the Peñasco deposit with good results, most notably WC-271 and WC-273 on the east side.

Two of the three holes drilled due north at –60 degrees along the north contact of the Outcrop breccia at Peñasco (WC-257, WC-262 and WC-269) intersected high grade mineralization at the breccia -Caracol contact: WC-262, 1.3 meters averaging 2.59 g/t gold, 432 g/t silver, 12.85% lead and 12.90% zinc; and WC-269, 4.0 meters averaging 5.16 g/t gold, 175 g/t silver, 2.67% lead and 3.91% zinc, including a 0.25 meter interval of 28.7 g/t gold, 898 g/t silver, 14.4% lead and 30.0 % zinc.

Four holes completed at the Azul breccia and two holes drilled in the southeast El Sotol prospect intersected weak to moderate mineralization. Hole WC-270, drilled between the Outcrop and Azul breccias, did not intersect significant mineralization.

08-2005

Assay results for holes WC-257 through WC-278, excluding hole WC-277, are reported in this release. An updated map with hole locations may be found on Western Silver’s website at www.westernsilvercorp.com

Dr. Thomas Patton and James Marlow, P.Eng., are the qualified persons responsible for the preparation of this release in accordance with NI-43-101.

Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado deposit at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metal prices. An independent resource calculation has also been released for the nearby Peñasco deposit. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.

On behalf of the board,
“Dale Corman”
F. Dale Corman
Chairman and C.E.O.

For more information, please contact:
Dale Corman, Chairman and CEO, 604 638 2501
Tom Patton, President and COO, 604-638-2504

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission.

08-2005

Hole	Zone	From-To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC-257	Peñasco N. Contact	266.00-272.00	6.00	19.68	1.24	90	0.97	5.01
		366.00-606.00	240.00	787.20	0.37	16	0.20	0.34
	includes	534.00-552.00	18.00	59.04	1.60	41	0.39	1.12

WC-258	CSAMT anomaly	100.00-106.00	6.00	19.68	0.75	38	0.30	0.37
		264.00-326.00	62.00	203.36	0.11	35	0.66	0.79
	includes	276.00-286.00	10.00	32.80	0.30	99	1.98	3.08
		400.00-506.00	106.00	347.68	0.41	11	0.12	0.41

WC-259	Peñasco infill	128.00-204.00	76.00	249.28	0.25	19	0.22	0.30
		230.00-300.00	70.00	229.60	0.21	20	0.28	0.43
		316.00-438.00	122.00	400.16	0.21	19	0.27	0.46

WC-260	Peñasco infill	26.00-152.00	126.00	413.28	0.25	24	0.29	0.23
		228.00-812.42	584.42	1916.90	0.46	52	0.51	1.24
	includes	228.00-298.00	70.00	229.60	0.42	25	0.48	0.60
		298.00-370.00	72.00	236.16	0.99	33	0.42	0.90
		418.00-486.00	68.00	223.04	0.58	25	0.19	0.52
		486.00-688.00	202.00	662.56	0.23	74	0.81	2.09
		718.00-812.42	94.42	309.70	0.32	79	0.39	1.10

WC-261	Azul breccia	158.00-352.00	194.00	636.32	0.17	24	0.09	0.24
		216.00-270.00	54.00	177.12	0.30	44	0.11	0.43

WC-262	Peñasco N. Contact	39.62-50.00*	10.38	34.05	0.81	46	0.84	0.41
		380.00-434.00	54.00	177.12	0.42	25	0.26	0.59
		442.00-594.00	152.00	498.56	0.65	27	0.40	0.99
	includes	490.00-508.55	18.55	60.84	2.50	107	2.03	4.04
	includes	507.25-508.55	1.30	4.26	2.59	432	12.85	12.90
		508.55-594.00	85.45	280.28	0.40	9	0.08	0.51

WC-263	CSAMT anomaly	300.00-314.00	14.00	45.92	0.63	86	0.74	1.58
	includes	308.00-312.00	4.00	13.12	1.85	270	2.01	4.41
		356.00-358.00	2.00	6.56	2.88	269	0.47	0.95
		454.00-470.00	16.00	52.48	1.49	53	0.39	0.73
	includes	456.00-458.00	2.00	6.56	6.47	207	1.76	2.99

WC-264	SW Peñasco	84.00-756.00	672.00	2204.16	1.12	32	0.27	0.80
	includes	84.00-296.00	212.00	695.36	0.31	22	0.25	0.50
		364.00-478.00	114.00	373.92	4.11	74	0.52	2.04
		478.00-756.00	278.0	911.84	0.62	20	0.12	0.47

WC-265	Peñasco infill	40.00-142.00*	102.00	334.56	0.25	22	0.24	0.48
	includes	84.00-142.00*	58.00	190.24	0.40	29	0.31	0.50
		142.00-490.00	348.00	1141.44	0.37	9	0.09	0.21
	includes	206.00-238.00	32.00	104.96	0.93	22	0.23	0.43

WC-266	Peñasco infill	9.14-122.00*	112.86	370.18	0.11	27	0.38	0.62
		142.00-182.00	40.00	131.20	1.16	72	1.12	1.24
	includes	180.01-180.45	0.44	1.44	56.20	2720	29.30	1.75
		236.00-264.00	28.00	91.84	0.22	32	0.43	0.85
		282.00-549.55	267.55	877.56	0.28	15	0.09	0.25

08-2005

Hole	Zone	From-To [m]	Interval [m]	Interval [ft]	Au [g/t]	Ag [g/t]	Pb [%]	Zn [%]
WC-267	Azul breccia	144.00-196.00	52.00	170.56	0.11	16	0.25	0.27

WC-268	SW Peñasco	212.00-602.00	390.00	1279.20	1.42	48	0.11	1.90
		602.00-662.00	60.00	196.80	0.29	17	0.02	0.10
		662.00-682.00	20.00	65.60	5.11	97	0.02	0.47
		682.00-821.44	139.44	457.36	0.26	26	0.03	1.24

WC-269	Peñasco N. Contact	408.00-594.00	186.00	610.08	0.50	24	0.40	0.77
	includes	488.00-492.00	4.00	13.12	5.16	175	2.67	3.91
	includes	489.65-489.90	0.25	0.82	28.70	898	14.40	30.00

WC-271	Peñasco infill	222.00-264.00	42.00	137.76	0.88	115	0.32	0.46
		272.00-671.78	399.78	1311.28	1.16	22	0.26	0.69
	includes	272.00-312.00	40.00	131.20	0.51	15	0.24	0.50
		312.00-382.00	70.00	229.60	0.88	44	0.94	1.70
		382.00-456.00	74.00	242.72	0.53	29	0.15	0.41
		456.00-504.00	48.00	157.44	3.63	27	0.15	0.85
		504.00-522.00	18.00	59.04	0.72	7	0.09	0.23
		522.00-572.00	50.00	164.00	1.74	12	0.11	0.41
		572.00-671.78	99.78	327.28	0.68	10	0.05	0.41

WC-272	Azul breccia	150.00-286.00	136.00	446.08	0.18	9	0.04	0.38
		396.00-408.00	12.00	39.36	0.53	35	0.07	0.74

WC-273	Peñasco infill	246.00-702.56	456.56	1497.52	0.56	22	0.22	0.80
	includes	246.00-402.00	156.00	511.68	0.31	13	0.16	0.37
		402.00-482.00	80.00	262.40	0.73	40	0.72	2.17
		482.00-572.00	90.00	295.20	0.49	27	0.10	0.26
		572.00-598.00	26.00	85.28	2.97	32	0.24	2.40
		598.00-702.56	104.56	342.96	0.28	16	0.04	0.48

WC-274	SW Peñasco	62.00-294.44	232.44	762.40	0.71	47	0.42	1.76
	includes	62.00-164.00	102.00	334.56	0.24	32	0.50	0.94
		164.00-294.44	130.44	427.84	1.08	59	0.37	2.41

WC-275	Azul breccia	278.00-300.00	22.00	72.16	0.78	13	0.03	1.06
		324.00-344.00	20.00	65.60	0.79	26	0.21	0.68

WC-276	SW Peñasco	46.00-102.00*	56.00	183.68	0.31	29	0.37	0.24
		102.00-750.00	648.00	2125.44	0.88	35	0.38	0.99
	includes	102.00-234.00	132.00	432.96	0.38	22	0.37	0.67
		234.00-342.00	108.00	354.24	1.45	67	0.75	2.28
		342.00-464.00	122.00	400.16	0.63	26	0.29	0.50
		464.00-482.00	18.00	59.04	1.34	81	1.22	2.10
		482.00-524.00	42.00	137.76	0.57	33	0.39	0.55
		524.00-536.00	12.00	39.36	1.89	105	0.56	1.51
		536.00-604.00	68.00	223.04	0.54	18	0.19	0.46
		604.00-644.00	40.00	131.20	2.75	53	0.23	2.29
		644.00-750.00	106.00	347.68	0.37	15	0.13	0.39

WC-278	SW Peñasco	88.00-252.00	164.00	537.92	0.23	27	0.35	0.58
	includes	120.00-170.00	50.00	164.00	0.28	46	0.61	1.04

 * oxide mineralization

WC-270 does not contain significant values

08-2005

Core and RC samples were prepped and analyzed by ALS Chemex. Samples were initially run using conventional ICP analysis with an aqua regia digestion process. A series of property specific standards and blanks were routinely submitted with each batch of samples. A 30 gram fire assay with gravimetric finish was run on all samples for gold and silver. Samples containing more than 1% lead or zinc were analyzed using AA with aqua regia digestion. Samples with greater than 5g/t gold were rerun by screen and fire assay at ALS Chemex using new 1000 gram pulps. Screen and fire assays for the high grade gold values reported in holes WC-262, WC-264 and WC-268 have not been received as of the date of this news release and may be subject to revision.